[Prestige Letterhead]

ERIC S. KLEE
ASSOCIATE GENERAL COUNSEL

August 4, 2008

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549
Attn.:  Jeffrey Riedler

Re:	Prestige Brands Holdings, Inc.
Registration Statement on Form S-3
File No. 333-139702

Ladies and Gentlemen:

 On behalf of the above-referenced registrant, I hereby request that the Registration Statement on Form S-3 (File No. 333-139702), as amended, of Prestige Brands Holdings, Inc. (the "Company") be declared effective by the Commission at 5:00 p.m. (Eastern Time) on August 7, 2008 or as soon thereafter as practicable.

The Company acknowledges that:

·	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Prestige Brands Holdings, Inc.

/s/Eric S. Klee
Eric S. Klee
Associate General Counsel

PHONE: 914-524-6878	PRESTIGE BRANDS HOLDINGS, INC.	eklee@prestigebrandsinc.com
FAX: 914-524-7488	90 NORTH BROADWAY, IRVINGTON, NEW YORK 10533
NYSE:PBH